Exhibit 99.1

JinkoSolar Announces Results of 2022 Annual General Meeting

SHANGRAO, China, December 28, 2022 --  JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that results of the Company’s 2022 annual general meeting (the “2022 AGM”).

The following ordinary resolutions (Resolutions 2 - 5 as set out in the Notice of the 2022 AGM published by the Company on November 23, 2022) were duly passed by a majority of the Company’s shareholders entitled to vote at the 2022 AGM, and therefore were approved in accordance with the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Articles of Association”):

2.	The re-election of Mr. Haiyun Cao as a director of the Company;

3.	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2022;

4.	The authorization of the directors of the Company to determine the remuneration of the auditors of the Company; and

5.	The authorization of each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

The following ordinary resolution (Resolution 1 as set out in the Notice of the 2022 AGM published by the Company on November 23, 2022) failed to receive votes from a majority of the Company’s shareholders entitled to vote at the 2022 AGM, and therefore was rejected in accordance with the Articles of Association:

1.	The re-election of Mr. Kangping Chen as a director of the Company.

Upon the effectiveness of the results of the 2022 AGM, the board of directors of the Company consists of six directors, including three independent directors.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar has 14 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, UAE, and Denmark, and global sales teams in China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of September 30, 2022.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the SEC, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com